Aflac Incorporated 3rd Quarter 2007 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Numerator (in millions):
Basic: net earnings applicable to common stock	$420	$367	$1,251	$1,150
Diluted: net earnings applicable to common stock	420	367	1,251	1,150

Denominator (in thousands):
Average outstanding shares used in the computation of earnings per share — basic	487,065	494,923	488,493	496,626
Dilutive effect of share-based awards	5,754	6,029	6,062	6,300

Average outstanding shares used in the computation of earnings per share — diluted	492,819	500,952	494,555	502,926

Earnings per share:
Basic	$.86	$.74	$2.56	$2.32
Diluted	.85	.73	2.53	2.29

EXH 11-1